Filed Pursuant To Rule 433
Registration No. 333-167132
November 10, 2011
Winter Issue of Kingdom Magazine editorial
As the holidays approach, many of us will once again face the impossible task of deciding what gifts to get family and friends. Rather than going with the old standards of cash or jewelry for those closest to you, why not give a gift that appreciates—and which manages to add a bit of sparkle to your holiday season as well? This year, the best presents will be colored gold.
It’s been used to crown kings, reward the highest achievements and pledge true love. Gold, it is said, is one thing that never goes out of style. For the last ten years or so, it’s also one of the few investments that’s not only held its value, but has actually appreciated. Understanding why—and understanding how the gold market can change— is something to which the people at State Street Global Advisors (SSgA) are committed. Here, in text adapted from a paper by SSgA’s Senior Portfolio Manager Chris Goolgasian, we offer a bit of their knowledge on the weighty subject, and suggest a few good reasons why you might consider adding a bit of glitter to your holiday season.
Getting a handle on how gold is valued isn’t easy, and SSgA’s position is that it’s almost impossible to connect the price of the precious metal to any live piece of economic data. Unlike a stock market guess, which can be grounded in a valuation approach—make a guess on earnings, guess what investors will pay for the earnings, and there you are— establishing a value for gold is a bit more tricky.
Making it harder is the fact that gold provides no immediate earnings, no cash flow, no dividends or interest and no prospects for any, ever. Additionally, it actually costs money to own gold: storage and security aren’t free. So how does one “value” gold? There are a number of ways that people try, using various valuation constructs, but they’re problematic. Three such constructs that are somewhat well received in the U.S. marketplace include the inflation-adjusted price of gold, the value of the total gold stock relative to the U.S. monetary base, and the value of the total gold stock relative to the U.S. equity market cap. Here’s a quick look at them, followed by a better solution for assessing gold investment.
Inflation
Gold can be called a “defensive” asset because, in an inflationary world, paper dollars lose value every day while “hard assets,” such as metals, land, energy and agriculture do not. They cannot be created, conjured or otherwise diluted, thus they won’t ever lose value. The value of gold in this instance is bid up because it will “lose less” than paper assets, and thus its price rises purely because it’s defensive.
In terms of tying its value to inflation, there are several scenarios that make it understandable. For one, the people buying gold are presumably always earning more, keeping their income in line with inflation. It makes sense that premium items, such as jewelry, will keep pace with that income. On the industrial side, mining operations are compelled to deal with inflationary costs of labor and equipment, and so here, too, it makes sense that the price of the metal they’re mining would increase accordingly. Ultimately, even within these examples, the price of gold rises with inflation because it is desired. Is it needed? Not really, but that’s irrelevant. Its appeal is longstanding and well established. As a medium of exchange there’s merit to gold keeping pace with inflation as well. Governments may print money all they like, adjusting the value of individual notes in dramatic fashion. But because gold cannot be created and because there is a relatively fixed supply, gold’s value sensibly rises with inflation.
Other Valuations
One might try to arrive at a value for gold via other routes as well, two of them being the relation of the U.S. monetary base to the value of the gold held by the U.S. Government, and the valuation of gold relative to the value of the U.S. equities, via the Wilshire 5000. Both of these valuation models have issues. The latter method is based on work (verified by SSgA) that has shown that gold has peaked at 160% of the value of the Wilshire, while more recently it has traded at near 60% of it. Does the prior peak have any significance? Not really. There’s no indications the peak will or should occur again in the future.
As for tying the value of gold to the U.S. monetary base, previous research has found that value of gold peaked at over one times the monetary base. Why this matters is again problematic. Why the U.S. holdings relative to the U.S. monetary base? Why not other holdings? And why should gold achieve the same peak relative to the base that it has in the past? There’s no good reason why it should.
Time Better Spent
At the end of the day, gold is worth what it is because others are willing to pay for it. SSgA’s position is that trying to find a magic formula to value gold is as useful as trying to create a similar system for valuing a painting. It’s impossible. The time is much better spent trying to understand the mood of the people who are willing to pay for gold, and that’s exactly what SSgA’s team does. Each month the team produces an internal research note based on assessments of what they call “observables,” factors that SSgA believes effect the market’s mood on gold. They count nearly three dozen such factors, and they believe their system of assessing these observables is infinitely better than constructing questionable valuation models. So far, they’ve been right.
As An Investment
There are a number of reasons why keeping gold in your portfolio is a good idea. First off, it’s likely that we’ll eventually see some advances in products and portfolio protection that involve gold. It might come to pass that your brokerage account may be translated into gold instead of U.S. dollars. There are hedge fund managers who do this already, including John Paulson, offering share classes of their funds denominated in gold. It’s said that Paulson, specifically, keeps almost all of his personal holdings in this share class, disliking holding dollars as they are.
So how much gold should an individual keep? SSgA turns to industry data for direction, such as that provided by this year’s World Gold Council report “The Strategic Case for Gold,” which found that gold comprised just one percent of the world’s total global assets. From a practical standpoint, when SSgA is working with an institutional client they also consider investment policy constraints and tracking error goals. In those portfolios that are tactically able to hold gold, they hold in the low- to mid-single digits. But how to fund the gold: fixed income or equities? In fact, SSgA recommends dynamic funding from both portfolios, with other tactical views dictating the allocations. It’s a complicated subject, gold. Valuation methods are difficult to find and perhaps often irrelevant, strategies abound as to how best to implement it into a portfolio and understanding its effect on a portfolio—even as an inflation hedging vehicle or as a safe haven of sorts—requires serious study. Thankfully, the team at SSgA is best equipped to answer any questions on the subject, and we at Kingdom recommend them on the subject. If you haven’t already incorporated gold into your or your family’s portfolio, we believe the holidays offer the perfect opportunity to add a golden glow to your assets.
Find out more at www.spdrs.com or www.spdrgoldshares.com.

SPDR® GOLD TRUST has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the Trust and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Trust or any Authorized Participant will arrange to send you the prospectus if you request it by calling toll free at 1-866-320-4053 or contacting State Street Global Markets, LLC, One Lincoln Street, Attn: SPDR® Gold Shares, 30th Floor, Boston, MA 02111.